Exhibit 99.1

SuperCom Awarded $4.5 million Electronic GPS Tracking and Monitoring Project in Asian Country

The project has potential to expand by additional modules in value ranging from $1 to $4 million in the next 3 months

Herzliya, Israel, November 30, 2016 – SuperCom (Nasdaq: SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors, today announced that it has been selected by a new Asian national government customer to deploy a turnkey Electronic GPS Tracking and Monitoring Turn-Key system. The deployment is expected to be completed by end of Q2 2017.

SuperCom expects this program to begin by GPS tracking and monitoring of several thousands of units simultaneously, with potential for further growth. The project was won through a formal competitive bid process with other established industry players. SuperCom expects to complete the deployment and revenue recognition of over 80% of the contract value within 6 months of contract signing.

About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom's website: http://www.supercom.com

Investor Relations Contacts:	Company Contact:

Brett Maas / Rob Fink	Ordan Trabelsi, President, Americas

Hayden IR

(646) 536.7331 / (646) 415.8972	Tel: 1 212 675 4606

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This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company's independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.

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